SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)	TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY (IRA) ENDORSEMENT

We have issued this endorsement as part of the annuity to which it is attached to be effective on the issue date.

Notwithstanding any provision in the annuity to the contrary:

  The annuity is intended to be a traditional individual retirement annuity (IRA) plan created for the exclusive benefit of you and your Beneficiary and qualified under Section 408(b) of the Internal Revenue Code ("Code"). Your entire interest in the annuity is nonforfeitable. You and the Annuitant must be the same person. You may not designate a Joint Owner. You may not transfer ownership of the annuity nor may you pledge, collaterally assign, or otherwise use it as security for a loan.

  Except in the case of a rollover contribution as described in Section 402(c), 403(a)(4), 403(b)(8), 408(d)(3) or 457(e)(16) of the Code, an employer contribution to a Simplified Employee Pension Plan (SEP) as described in Section 408(k) of the Code, a recharacterized contribution described in Section 408A(d)(6), or a trustee-to-trustee transfer from another traditional individual retirement annuity or traditional individual retirement account, (1) if the issue date of your annuity is on or after the calendar year in which you attain age 70 1/2, you may not include within the Purchase Payment any cash contributions and (2) if the issue date of your annuity is before the beginning of the calendar year in which you attain age 70 1/2, you may include within the Purchase Payment any cash contribution up to a maximum amount of $3,000 (or such other amount as may be permitted under the Code) per year for your tax years 2003 and 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for later tax years. If you have reached age 50 before the close of a tax year, the contribution limit is increased to $3,500 per year for tax years 2003 and 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for later tax years. For tax years after 2008, the prior limits will be increased to reflect a cost-of-living adjustment, if any.

  All distributions from the annuity shall be made in accordance with the requirements of Section 408(b)(3) of the Code, including the distribution requirements of Section 401(a)(9) of the Code and the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including Section 1.408-8 and Sections 1.401(a)(9)-1 through 1.401(a)(9)-9 of the Income Tax Regulations. Life expectancy and joint and last survivor life expectancy will be determined in accordance with the applicable table in Regulation 1.401(a)(9)-9.

  The Annuity Payment Option you select must comply with the minimum distribution requirements of paragraph (c) above and the Annuity Payments must be: (1) made at intervals of no longer than one year; (2) either nonincreasing or increasing to the extent payment increases are permitted by the minimum distribution regulations; and (3) distributed in equal or substantially equal amounts over (i) your life or the lives of you and your "designated beneficiary" and/or (ii) a Period Certain not extending beyond your life expectancy or the joint and last survivor expectancy of you and your "designated beneficiary".

  In the event of your death, your entire interest in the annuity must be distributed in conformity with the regulations adopted under Section 408(b)(3) of the Code, which regulations contain rules similar to the after-death-distribution rules of Section 401(a)(9)(B) of the Code and to the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code. These regulations provide that IRAs are subject to the distribution rules provided in those Sections and in Regulation 1.401(a)(9)-1 through 1.401(a)(9)-9.

  If you die on or after the Income Date, the remaining portion of your interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

  The annuity's provisions relating to the death of the Owner/Annuitant are changed to the extent necessary to conform to the regulations and statutory rules referred to in this paragraph.

  We will send you at least annually a report concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

  In the event of any conflict between the terms of the annuity (including this endorsement) and any sections of the Code or Income Tax Regulations applicable to annuity contracts described in Section 408(b) of the Code, those sections will govern. Any distribution options in the annuity that are inconsistent with Section 401(a)(9) or are inconsistent with other provisions reflecting Section 401(a)(9) as are prescribed by the Commissioner of Internal Revenue, are overridden and that Section or provision reflecting that Section shall govern.

  We reserve the right to amend the annuity from time to time to comply with any changes in the Code, regulations issued under the Code, and administrative rulings affecting IRAs. Any such amendment will be promptly mailed to you.

Signed for the Company:

Ellen B. King

Secretary